UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   COLLEY, GERALD R.
   625 BAY VISTA


   SEABOOK, TX  77586
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/97
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   SR. V.P. , INTERNATIONAL
   EXPLORATION & PRODUCTION
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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Common Stock                                                                                     1,270          I  401(k) Plan

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $7.1023                                                                                 01/04/03
(right to buy)
Non-Qualified Stock Option     $7.4574                                                                                 10/19/02
(right to buy)
Non-Qualified Stock Option     $7.5995                                                                                 12/08/03
(right to buy)
Non-Qualified Stock Option     $9.4461                                                                                 01/23/05
(right to buy)
Non-Qualified Stock Option     $12.1449                                                                                01/22/06
(right to buy)
Non-Qualified Stock Option     $18.8125        07/15/97       A         40,000                            (1)          05/13/07
(right to buy)
Non-Qualified Stock Option     $21.9375        01/23/97       A         7,500                             (1)          01/23/07
(right to buy)
Phantom Stock Units (2)                        10/15/97       A         11
Phantom Stock Units (2)                        10/31/97       A         22
Phantom Stock Units (2)                        11/15/97       A         23
Phantom Stock Units (2)                        11/30/97       A         24
Phantom Stock Units (2)                        12/15/97       A         25
Phantom Stock Units (2)                        12/31/97       A         27

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
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Non-Qualified Stock Option               Common Stock                   880                       880           D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,320                     1,320         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   4,400                     4,400         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   17,600                    17,600        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   13,200                    13,200        D   Direct
(right to buy)
Non-Qualified Stock Option     07/15/97  Common Stock                   40,000                    40,000        D   Direct
(right to buy)
Non-Qualified Stock Option     01/23/97  Common Stock                   7,500                     7,500         D   Direct
(right to buy)
Phantom Stock Units (2)        10/15/97  Common Stock                   11                                      D   Direct
Phantom Stock Units (2)        10/31/97  Common Stock                   22                                      D   Direct
Phantom Stock Units (2)        11/15/97  Common Stock                   23                                      D   Direct
Phantom Stock Units (2)        11/30/97  Common Stock                   24                                      D   Direct
Phantom Stock Units (2)        12/15/97  Common Stock                   25                                      D   Direct
Phantom Stock Units (2)        12/31/97  Common Stock                   27                        132           D   Direct

Explanation of Responses:

(1)
The option, which represents a right-to-buy, vests in four equal annual installments beginning one year from date of grant.
(2)
1-for-1
-
Reporting person will have ESOP security holdings for the year ended December 31, 1997 to be reported in Table I; however, the allocation of these securities has not been completed as of the date of this filing but will be reported on an amended Form 5 as soon as the information becomes available.

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez
    For: Gerald R.Colley
DATE